As Filed with the Securities and Exchange Commission on February 28, 2003

Registration No.  333-87244

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

SASOL LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

SOUTH AFRICA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

It is proposed that this filing become effective under Rule 466 immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  x

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement Nos. 33-81552 and 333-13288 previously filed by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to the Form F-6 Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18)
(iii) The collection and distribution of dividends	Paragraphs (4), (13), (15) and (18)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15), (16), (17) and (18)
(v) The sale or exercise of rights	Paragraphs (13), (14), (15) and (18)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12), (13), (15), (17) and (18)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (14), (18), (19) and (21)
(3) Fees and Charges	Paragraphs (7) and (8)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Sasol Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of July 14, 1994, as amended and restated as of [Date], 2003 among Sasol Ltd. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

* (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

__________________________

*

Incorporated by reference to Form F-6 Registration Statement No. 333-87244 filed by the Registrant with the Commission in April 25, 2002.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of July 14, 1994, as amended and restated as of [Date], 2003, among Sasol Ltd., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Post-Effective Amendment No. 1 to the Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 27, 2003.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ Anthony F. Moro

Name: Anthony F. Moro

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Sasol Ltd. has caused this Post-Effective Amendment No. 1 to the Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in South Africa on February 27, 2003.

SASOL LTD.

  By:

\s\ P V Cox

Name: P V Cox

Title:  Chief Executive

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Form F-6 Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on February 27, 2003.

Name

Title

\s\ P du P Kruger

Chairman

P du P Kruger

\s\ P V Cox

Chief Executive

P V Cox

(Principal Executive Officer)

Director

E le R Bradley

Director

W A M Clewlow

\s\ B P Connellan

Director

B P Connellan

\s\ L P A Davies

Director

L P A Davies

\s\ J H Fourie

Director

J H Fourie

\s\ R Havenstein

Director

R Havenstein

\s\ S Montsi

Director

S Montsi

Director

J E Schrempp

\s\ C B Strauss

Director

C B Strauss

\s\ T S Munday

Executive Director

T S Munday

(Principal Financial and Accounting Officer)

\s\ Donald Puglisi

Authorized Representative in the United States

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(1)

Form of Deposit Agreement, dated as of July 14, 1994, as amended and restated as of [Date], 2003, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.